Exhibit 99.6

ALGONQUIN POWER & UTILITIES CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 9, 2016

Final Report On Attendance

We are pleased to report that there are 154 Shareholders holding 152,880,007

Common Shares represented in person or by proxy at this meeting.

This represents 58.89% of the 259,624,148 issued and outstanding Common Shares.

DATED this 9th day of June, 2016

CST TRUST COMPANY

signed “Anoosheh Farzanegan”
Anoosheh Farzanegan

signed “Lori Grinton”
Lori Grinton